UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

VOCERA COMMUNICATIONS, INC.

(Name of Subject Company (Issuer))

VOICE MERGER SUB CORP.

a direct or indirect wholly owned subsidiary of

STRYKER CORPORATION

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.0003 Per Share

(Title of Class of Securities)

92857F107

(CUSIP Number of Class of Securities)

Robert S. Fletcher

Vice President, Chief Legal Officer

Stryker Corporation

2825 Airview Boulevard

Kalamazoo, Michigan 49002

+1 (269) 385-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Richard C. Witzel, Jr.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

+1 (312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 2,974,792,414.88	$ 275,763.26

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the sum of (i) 34,951,078 outstanding Shares (as defined below) of the Company (as defined below), multiplied by $79.25, (ii) 1,961,529 Shares issuable pursuant to the Company’s restricted stock units, multiplied by $79.25, (iii) 491,239 Shares issuable pursuant to the Company’s performance stock units, multiplied by $79.25, (iv) 54,586 Shares issuable pursuant to outstanding rights under the Company’s Amended and Restated 2012 Employee Stock Purchase Plan, multiplied by $79.25 and (v) 94,748 Shares issuable pursuant to outstanding stock options, multiplied by $65.56 (which is $79.25 minus the weighted average exercise price for such options of $13.69 per share). The calculation of the filing fee is based on information provided by the Company as of January 5, 2022.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2022, issued August 23, 2021, by multiplying the transaction value by 0.0000927.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 275,763.26	Filing Party: Voice Merger Sub Corp. and Stryker Corporation
Form or Registration No.: Schedule TO	Date Filed: January 25, 2022

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Voice Merger Sub Corp., a Delaware corporation (“Purchaser”), and Stryker Corporation, a Michigan corporation (“Parent”), with the U.S. Securities and Exchange Commission on January 25, 2022 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, $0.0003 par value per share (the “Shares”), of Vocera Communications, Inc., a Delaware corporation (the “Company”), at a price of $79.25 per Share, net to the holder in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated January 25, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal, as it may be amended or supplemented from time to time, which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is a direct or indirect wholly owned subsidiary of Parent. This Amendment is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Items 1 through 11.

The Offer to Purchase is hereby amended and supplemented by amending and restating in its entirety the final subsection entitled “Legal Proceedings Relating to the Tender Offer” of Section 15—“Certain Legal Matters; Regulatory Approvals” on page 57 of the Offer to Purchase as follows:

Legal Proceedings Relating to the Tender Offer

United States District Court Stockholder Litigation

On January 27, 2022, Matthew Whitfield, a purported stockholder of the Company, filed a complaint against the Company, each member of the Company Board, Purchaser and Parent in the United States District Court for the District of Delaware, captioned Whitfield v. Vocera Communications, Inc., et al., Case No. 1:22-cv-00114-UNA (the “Whitfield Complaint”). The Whitfield Complaint alleges that the defendants violated Sections 14(e) and 14(d) of the Exchange Act, and Rule 14d-9 promulgated thereunder, by omitting material information in the Company’s Schedule 14D-9 in connection with the Transactions and that the individual members of the Company Board, Parent and Purchaser acted as controlling persons of the Company within the meaning of Section 20(a) of the Exchange Act. The Whitfield Complaint seeks, among other things, an order enjoining consummation of the Transactions; rescission or rescissory damages in the event the Transactions are consummated; an order directing the Company Board to disclose additional information and an award of plaintiff’s costs, including reasonable allowance for attorneys’ fees and experts’ fees.

Between January 25, 2022 and January 27, 2022, two additional complaints were filed in federal district court by purported stockholders of the Company: (i) Shiva Stein v. Vocera Communications, Inc., et al., Case No. 1:22-cv-00649 (S.D.N.Y.) (the “Stein Complaint”) and (ii) Gabriel Espinoza v. Vocera Communications, Inc., et al., Case No. 5:22-cv-00551-SVK (N.D. Cal.) (the “Espinoza Complaint”). Each of the Stein Complaint and the Espinoza Complaint names only the Company and each member of the Company Board as defendants, asserting claims under Sections 14(e) and 14(d) of the Exchange Act, and Rule 14d-9 promulgated thereunder, and that the individual members of the Company Board acted as controlling persons of the Company within the meaning of Section 20(a) of the Exchange Act. Each of the Stein Complaint and the Espinoza Complaint alleges, among other things, that defendants omitted certain material facts related to the Transactions from the Schedule 14D-9 filed by the Company. The Espinoza Complaint, in addition, asserts claims for breaches of fiduciary duties and for aiding and abetting the alleged breaches of fiduciary duties. Each of the Stein Complaint and the Espinoza Complaint seeks, among other things, to enjoin the defendants from consummating the Transactions, rescissory damages should the Transactions not be enjoined, and an award of attorneys’ and experts’ fees.

Parent and Purchaser believe the allegations in each of the Whitfield Complaint, the Stein Complaint and the Espinoza Complaint are without merit. Additional lawsuits may be filed against Parent, Purchaser, the Company and the Company Board in connection with the Merger Agreement and the Schedule 14D-9. Absent new or different allegations that are material, Parent and Purchaser will not necessarily announce such additional filings.

The foregoing descriptions do not purport to be complete. The foregoing summary of the Whitfield Complaint is qualified in its entirety by reference to the Whitfield Complaint, a copy of which is filed as Exhibit (a)(5)(G) hereto and is hereby incorporated herein by reference. Each of the Stein Complaint and the Espinoza Complaint is qualified in its entirety by reference to those complaints, which are filed as Exhibit (a)(5)(H) and Exhibit (a)(5)(I) hereto, respectively, and incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2022

VOICE MERGER SUB CORP.

By:	/s/ Sean C. Etheridge
Name: Sean C. Etheridge
Title: Vice President, Secretary

STRYKER CORPORATION

By:	/s/ J. Andrew Pierce
Name: J. Andrew Pierce
Title: Group President, MedSurg and Neurotechnology

Index No.

(a)(1)(A)**	Offer to Purchase, dated January 25, 2022.

(a)(1)(B)**	Form of Letter of Transmittal.

(a)(1)(C)**	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)**	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)**	Summary Advertisement, published January 25, 2022 in The New York Times.

(a)(5)(A)†	Press Release, dated January 6, 2022 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by Parent with the United States Securities and Exchange Commission on January 7, 2022 (Accession No. 0001193125-22-003677)).

(a)(5)(B)†	Investor Presentation by Parent, dated January 6, 2022 (incorporated by reference to Exhibit 99.2 to the Tender Offer Statement on Schedule TO-C filed by Parent with the United States Securities and Exchange Commission on January 7, 2022 (Accession No. 0001193125-22-003677)).

(a)(5)(C)†	Social media post, dated January 6, 2022 (incorporated by reference to Exhibit 99.3 to the Tender Offer Statement on Schedule TO-C filed by Parent with the United States Securities and Exchange Commission on January 7, 2022 (Accession No. 0001193125-22-003677)).

(a)(5)(D)†	Conference call transcript, dated January 6, 2022 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by Parent with the United States Securities and Exchange Commission on January 7, 2022 (Accession No. 0001193125-22-003782)).

(a)(5)(E)†	Presentation to Vocera employees, dated January 7, 2022 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by Parent with the United States Securities and Exchange Commission on January 7, 2022 (Accession No. 0001193125-22-004563)).

(a)(5)(F)**	Press Release, dated January 25, 2022.

(a)(5)(G)*	Complaint, dated January 27, 2022 (Whitfield v. Vocera Communications, Inc., et al.)

(a)(5)(H)*	Complaint, dated January 25, 2022 (Shiva Stein v. Vocera Communications, Inc., et al.)

(a)(5)(I)*	Complaint, dated January 27, 2022 (Gabriel Espinoza v. Vocera Communications, Inc., et al.)

(b)	Not applicable.

(d)(1)†	Agreement and Plan of Merger, dated as of January 6, 2022, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the United States Securities and Exchange Commission on January 11, 2022).

(d)(2)**	Non-Disclosure Agreement, dated December 12, 2021, between the Company and Parent.

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table

*	Filed herewith
**	Previously filed on January 25, 2022 as an exhibit to the Schedule TO
†	Previously incorporated by reference as an exhibit to the Schedule TO